UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2013

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: July 24, 2013		Signed:	/s/ Paul Bachand

	By:	Name:	Paul Bachand
		Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: July 24, 2013		Signed:	/s/ Paul Bachand

	By:	Name:	Paul Bachand
		Title:	Associate Corporate Secretary

For Release Immediate July 24, 2013

Canadian Pacific reports record second-quarter results

Q2-2013 net income of C$252M or C$1.43 per diluted share and a record operating ratio

Calgary, AB – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced record Q2 2013 results that continues to highlight the significant progress in its transformational journey.

SECOND-QUARTER 2013 RESULTS COMPARED WITH SECOND-QUARTER 2012:

•	Total revenues were $1.5 billion, an increase of 10 per cent and a quarterly record

•	Operating expenses were $1.1 billion, a decrease of 4 per cent

•	Operating income was $420 million, an increase of 76 per cent

•	Operating ratio was 71.9 per cent, a 1,060 basis-point improvement and an all-time quarterly record

Reported net income in the second-quarter was $252 million, or $1.43 per diluted share, versus $103 million, or $0.60 per share, in the second-quarter 2012. This represents a 138 per cent year-over-year improvement in earnings per share.

“The second quarter was a significant test for our employees who worked tirelessly during extensive network outages, including more than 40 washouts over a four-day period of historic flooding in Calgary and Southern Alberta,” said CP Chief Executive Officer, E. Hunter Harrison. Harrison also noted that network interruptions during the quarter impacted revenue growth by approximately $25 million or 2 per cent.

“The disciplined execution of our model allowed us to quickly recover from these challenges and restore service for our customers in a timely manner,” added Harrison. “Moving forward, CP is well positioned to continue to build upon its strong first half and deliver record financial and operating results for 2013.”

2013 OUTLOOK

CP remains confident with the financial guidance it issued on January 29, 2013. CP expects to generate high-single digit revenue growth, a low 70s operating ratio, and diluted EPS growth greater than 40 per cent, compared with diluted EPS, excluding significant items, of $4.34 in 2012.

Note on Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

To the extent that CP has provided guidance that is a non-GAAP financial measure, the Company may not be able to provide a reconciliation to a GAAP measure, due to unknown variables and uncertainty related to future results.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

We present non-GAAP measures to provide a basis for evaluating underlying earnings in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

For further information regarding non-GAAP measures see our Management’s Discussion and Analysis for the first quarter of 2013 or the document Non-GAAP Measures on our web site at www.cpr.ca.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Ed Greenberg

Tel: 612-849-4717

24/7 Media Pager: 855-242-3674

Ed_greenberg@cpr.ca

Investment Community

Nadeem Velani

Tel: 403-319-3591

investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Revenues
Freight	$1,458	$1,332	$2,917	$2,672
Other	39	34	75	70

Total revenues	1,497	1,366	2,992	2,742
Operating expenses
Compensation and benefits	342	366	744	757
Fuel	246	242	516	511
Materials	58	57	130	121
Equipment rents	44	56	90	106
Depreciation and amortization	141	135	282	262
Purchased services and other	246	271	448	472

Total operating expenses	1,077	1,127	2,210	2,229

Operating income	420	239	782	513
Less:
Other income and charges	8	19	11	32
Net interest expense	68	69	138	138

Income before income tax expense	344	151	633	343

Income tax expense (Note 5)	92	48	164	98

Net income	$252	$103	$469	$245

Earnings per share (Note 6)
Basic earnings per share	$1.44	$0.60	$2.68	$1.43
Diluted earnings per share	$1.43	$0.60	$2.66	$1.42

Weighted-average number of shares (millions)
Basic	174.9	171.1	174.6	170.8
Diluted	176.3	172.4	176.1	172.2

Dividends declared per share	$0.3500	$0.3500	$0.7000	$0.6500

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012

Net income	$252	$103	$469	$245

Net loss in foreign currency translation adjustments, net of hedging activities	(1)	(7)	(3)	(2)

Change in derivatives designated as cash flow hedges	(1)	(8)	—	2

Change in defined benefit pension and post-retirement plans	61	54	249	108

Other comprehensive income before income taxes	59	39	246	108

Income tax expense on above items	(1)	(4)	(41)	(28)

Other comprehensive income (Note 3)	58	35	205	80

Comprehensive income	$310	$138	$674	$325

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	June 30 2013	December 31 2012
Assets
Current assets
Cash and cash equivalents	$442	$333
Restricted cash and cash equivalents (Note 4)	99	—
Accounts receivable, net	547	546
Materials and supplies	174	136
Deferred income taxes	305	254
Other current assets	84	60

	1,651	1,329

Investments	89	83
Properties	13,422	13,013
Goodwill and intangible assets	170	161
Other assets	187	141

Total assets	$15,519	$14,727

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,086	$1,176
Long-term debt maturing within one year	172	54

	1,258	1,230

Pension and other benefit liabilities (Note 9)	1,104	1,366
Other long-term liabilities	337	306
Long-term debt	4,692	4,636
Deferred income taxes	2,403	2,092

Total liabilities	9,794	9,630

Shareholders’ equity
Share capital	2,213	2,127
Additional paid-in capital	33	41
Accumulated other comprehensive loss (Note 3)	(2,563)	(2,768)
Retained earnings	6,042	5,697

	5,725	5,097

Total liabilities and shareholders’ equity	$15,519	$14,727

Commitments and contingencies (Note 10)

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Operating activities
Net income	$252	$103	$469	$245
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	141	135	282	262
Deferred income taxes (Note 5)	87	48	150	94
Pension funding in excess of expense (Note 9)	(14)	(23)	(23)	(30)
Other operating activities, net	(21)	6	(19)	(23)
Change in non-cash working capital balances related to operations	75	57	(72)	(21)

Cash provided by operating activities	520	326	787	527

Investing activities
Additions to properties	(301)	(292)	(504)	(525)
Proceeds from the sale of properties and other assets	11	17	27	62
Change in restricted cash and cash equivalents (Note 4)	(99)	—	(99)	—
Other (Note 10)	(1)	—	(26)	(1)

Cash used in investing activities	(390)	(275)	(602)	(464)

Financing activities
Dividends paid	(60)	(51)	(121)	(102)
Issuance of common shares	23	17	63	55
Issuance of long-term debt	—	—	—	71
Repayment of long-term debt	(7)	(13)	(26)	(25)
Net decrease in short-term borrowing	—	—	—	(27)

Cash used in financing activities	(44)	(47)	(84)	(28)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	9	1	8	—

Cash position
Increase in cash and cash equivalents	95	5	109	35
Cash and cash equivalents at beginning of period	347	77	333	47

Cash and cash equivalents at end of period	$442	$82	$442	$82

Supplemental disclosures of cash flow information:
Income taxes paid (refunded)	$5	$(11)	$11	$(7)
Interest paid	$85	$83	$151	$134

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2013	173.9	$2,127	$41	$(2,768)	$5,697	$5,097
Net income	—	—	—	—	469	469
Other comprehensive income (Note 3)	—	—	—	205	—	205
Dividends declared	—	—	—	—	(124)	(124)
Effect of stock-based compensation expense	—	—	10	—	—	10
Shares issued under stock option plans	1.1	86	(18)	—	—	68

Balance at June 30, 2013	175.0	$2,213	$33	$(2,563)	$6,042	$5,725

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2012	170.0	$1,854	$86	$(2,736)	$5,445	$4,649
Net income	—	—	—	—	245	245
Other comprehensive income (Note 3)	—	—	—	80	—	80
Dividends declared	—	—	—	—	(111)	(111)
Effect of stock-based compensation expense	—	—	18	—	—	18
Shares issued under stock option plans	1.3	80	(23)	—	—	57

Balance at June 30, 2012	171.3	$1,934	$81	$(2,656)	$5,579	$4,938

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2012 consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2012 consolidated financial statements with the addition of Restricted cash and cash equivalents disclosed in Note 4 of these Interim Consolidated Financial Statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Accumulated other comprehensive income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income, an amendment to FASB ASC Topic 220. The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012. The disclosure requirements of this ASU for the three and six months ended June 30, 2013 are presented in Note 3.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

3	Changes in accumulated other comprehensive loss (AOCL) by component

	For the three months ended June 30				For the six months ended June 30
(in millions of Canadian dollars)	Foreign currency, net of hedging activities(1)	Derivatives and other(1)	Pension and post-retirement defined benefit plans(1)(a)	Total(1)	Foreign currency, net of hedging activities(1)	Derivatives and other(1)	Pension and post-retirement defined benefit plans(1)(a)	Total(1)

Opening balance, 2013	$82	$(15)	$(2,688)	$(2,621)	$74	$(14)	$(2,828)	$(2,768)

Other comprehensive income before reclassifications	12	10	8	30	20	15	102	137

Amounts reclassified from accumulated other comprehensive loss	—	(9)	37	28	—	(15)	83	68

Net current-period other comprehensive income	12	1	45	58	20	—	185	205

Closing balance, 2013	$94	$(14)	$(2,643)	$(2,563)	$94	$(14)	$(2,643)	$(2,563)

Opening balance, 2012	$70	$(13)	$(2,748)	$(2,691)	$72	$(20)	$(2,788)	$(2,736)

Other comprehensive income (loss) before reclassifications	1	(2)	—	(1)	(1)	3	—	2

Amounts reclassified from accumulated other comprehensive loss	—	(3)	39	36	—	(1)	79	78

Net current-period other comprehensive income (loss)	1	(5)	39	35	(1)	2	79	80

Closing balance, 2012	$71	$(18)	$(2,709)	$(2,656)	$71	$(18)	$(2,709)	$(2,656)

(a)	Amounts reclassified from accumulated other comprehensive loss

	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Amortization of prior service costs(2)	$(17)	$—	$(23)	$—
Recognition of net actuarial loss(2)	70	54	137	107

Total before income tax	$53	$54	$114	$107
Income tax benefit	(16)	(15)	(31)	(28)

Net of income tax	$37	$39	$83	$79

(1)	Amounts are presented net of tax.
(2)	Impacts Compensation and benefits on the Consolidated Statements of Income.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

4	Restricted cash and cash equivalents

During the second quarter of 2013, the Company entered into committed and uncommitted bilateral letter of credit facility agreements with financial institutions to support its requirement to post letters of credit in the ordinary course of business. The committed facility expires June 2015. Under these agreements, the Company either is required to or has the option to post collateral in the form of cash or cash equivalents, equal at least to the face value of the line of credit issued. Restricted cash and cash equivalents is shown separately on the balance sheet and includes highly liquid investments purchased three months or less from maturity and is stated at cost, which approximate market value.

At June 30, 2013, under its bilateral facilities the Company had letters of credit drawn of $99 million from a total available amount of $285 million. Prior to the second quarter of 2013 these letters of credit were drawn under the Company’s $1.0 billion revolving credit facility. At June 30, 2013, cash and cash equivalents of $99 million was pledged as collateral and recorded as “Restricted cash and cash equivalents” on the Consolidated Balance Sheets. The Company may withdraw this collateral during any month.

5	Income taxes

	For the three months ended June 30		For the six months ended June 30
(in millions of Canadian dollars)	2013	2012	2013	2012
Current income tax expense	$5	$—	$14	$4
Deferred income tax expense	87	48	150	94

Income tax expense	$92	$48	$164	$98

The effective income tax rate for the three and six months ended June 30, 2013 was 27% and 26%, respectively, (three and six months ended June 30, 2012 – 31.8% and 28.6% respectively), and the changes in tax rates are primarily due to a benefit recognized for the U.S. federal track maintenance credit of $6 million for 2012 enacted in the first three months of 2013.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

6	Earnings per share

At June 30, 2013, the number of shares outstanding was 175.0 million (June 30, 2012 – 171.3 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended June 30		For the six months ended June 30
(in millions)	2013	2012	2013	2012
Weighted-average shares outstanding	174.9	171.1	174.6	170.8
Dilutive effect of stock options	1.4	1.3	1.5	1.4

Weighted-average diluted shares outstanding	176.3	172.4	176.1	172.2

For the three and six months ended June 30, 2013, there were 5,867 options and 55,375 options, respectively, excluded from the computation of diluted earnings per share because their effects were not dilutive (three and six months ended June 30, 2012 – 388,067 and 313,000, respectively).

7	Financial instruments

A.	Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and have the highest priority. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and have lower priorities.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,626 million and a carrying value of $4,864 million at June 30, 2013. At December 31, 2012, long-term debt had a fair value of $5,688 million and a carrying value of $4,690 million. The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

B.	Financial risk management

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into and at least

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

7	Financial instruments, continued

quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures and balance sheet positions incurred in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Occasionally the Company may enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three and six months ended June 30, 2013 was an unrealized foreign exchange loss of $110 million and $177 million, respectively (three and six months ended June 30, 2012 – unrealized foreign exchange loss of $66 million and $6 million, respectively). There was no ineffectiveness during the three and six months ended June 30, 2013, and comparative periods.

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At June 30, 2013, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019, unchanged from December 31, 2012. At June 30, 2012, the Company had FX forward contracts to fix the exchange rate on US$50 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During the three and six months ended June 30, 2013, an unrealized foreign exchange gain of $10 million and $15 million, respectively (three months and six months ended June 30, 2012 – unrealized gain of $5 million and $1 million, respectively) was recorded in “Other income and charges” in relation to these derivatives. These gains recorded in “Other income and charges” were largely offset by the unrealized losses on the underlying debt which the derivatives were designated to hedge.

At June 30, 2013, the unrealized gain derived from these FX forwards was $23 million of which $5 million was included in “Other current assets” and $18 million in “Other assets” with the offset reflected as an unrealized gain of $6 million in “Accumulated other comprehensive loss” and as an unrealized gain of $17 million in “Retained earnings”. At December 31, 2012, the unrealized gain derived from these FX forwards was $8 million which was included in “Other assets” with the offset reflected as an unrealized gain of $6 million in “Accumulated other comprehensive loss” and as an unrealized gain of $2 million in “Retained earnings”.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

7	Financial instruments, continued

At June 30, 2013, the Company expected that, during the next twelve months, unrealized pre-tax losses of $2 million would be reclassified to “Other income and charges”.

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in local and world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk may not be completely recovered from shippers due to timing and volatility in the market. In the past, to address the residual portion of CP’s fuel costs not mitigated by its fuel recovery programs, CP had a systematic hedge program. As a result of improving coverage from its fuel cost recovery programs, CP exited its hedging program during the first quarter of 2013.

Energy futures

During the first quarter ended March 31, 2013, the Company settled its remaining diesel futures contracts, accounted for as cash flow hedges, to purchase 20 million U.S. gallons during the period January to December 2013 for a realized gain and proceeds of $2 million. In the three and six months ended June 30, 2013, a reduction to “Fuel” expense was recorded totalling a negligible amount and $1 million, respectively, as a result of the recognition in income of this previously realized gain. At June 30, 2013, the remaining realized gain of $1 million was reflected in “Accumulated other comprehensive loss” to be amortized to “Fuel” expense in 2013 as the related diesel is purchased. During the three months ended June 30, 2012, the impact of settled swaps increased “Fuel” expense by $1 million. During the six months ended June 30, 2012, these swaps had a negligible impact to “Fuel” expense.

At June 30, 2013, the Company had no remaining diesel futures contracts. At December 31, 2012, the unrealized loss on these contracts was negligible.

8	Stock-based compensation

At June 30, 2013, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans, which are remeasured to fair value quarterly based on share price and vesting conditions, and an employee stock savings plan. These plans resulted in an expense of $10 million for the three months ended June 30, 2013 and an expense of $43 million for the six months ended June 30, 2013 (three and six months ended June 30, 2012 expense of $3 million and expense of $26 million, respectively).

Regular options

In the six months ended June 30, 2013, under CP’s stock option plans, the Company issued 488,340 regular options at the weighted-average price of $118.35 per share, based on the closing price on the grant date.

Pursuant to the employee plans, these regular options vest between 12 and 48 months after the grant date, and will expire after 10 years.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

8	Stock-based compensation, continued

Under the fair value method, the fair value at the grant date of the regular options issued in the six months ended June 30, 2013 was $16 million, with a weighted-average fair value of $32.73 per option. The weighted-average fair value assumptions were approximately:

For the six months ended June 30, 2013
Grant price	$118.35
Expected option life (years)(1)	6.25
Risk-free interest rate(2)	1.55%
Expected stock price volatility(3)	30%
Expected annual dividends per share(4)	$1.40
Expected forfeiture rate(5)	1.35%

(1)

Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.

(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the six months ended June 30, 2013, the Company issued 186,978 PSUs with a grant date fair value of $21 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares, at the discretion of the Chief Executive Officer, approximately three years after the grant date, contingent upon CP’s performance (performance factor). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market conditions stipulated in the grant.

Deferred share unit (“DSU”) plan

In the six months ended June 30, 2013, the Company granted 67,151 DSUs with a grant date fair value of $8 million. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

Restricted share unit (“RSU”) plan

In the six months ended June 30, 2013, $9 million in RSUs were paid out.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

9	Pensions and other benefits

In the three and six months ended June 30, 2013, the Company made contributions of $22 million and $52 million, respectively (three and six months ended June 30, 2012 – $33 million and $50 million, respectively) to its defined benefit pension plans. The elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the three and six months ended June 30, 2013 and 2012, included the following components:

	For the three months ended June 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2013	2012	2013	2012

Current service cost (benefits earned by employees in the period)	$33	$33	$4	$5
Interest cost on benefit obligation	111	113	6	6
Expected return on fund assets	(187)	(188)	—	—
Recognized net actuarial loss	68	52	2	2
Amortization of prior service costs	(17)	—	—	—

Net periodic benefit cost	$8	$10	$12	$13

	For the six months ended June 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2013	2012	2013	2012

Current service cost (benefits earned by employees in the period)	$68	$66	$8	$10
Interest cost on benefit obligation	223	226	11	12
Expected return on fund assets	(373)	(376)	—	—
Recognized net actuarial loss	134	104	3	3
Amortization of prior service costs	(23)	—	—	—

Net periodic benefit cost	$29	$20	$22	$25

CP reached agreements with all of the unions which it had been bargaining with in Canada in 2012. The new agreements introduced amendments to pension plans. Among other changes, the amendments established a cap on pension for each year of pensionable service, including a cap on some non-union employees’ pensions. Under the amendments, the plan participant will continue to earn additional pensionable years of service as normal but with a limit of the cap for each year earned. Plan amendments resulting from collective bargaining are accounted for in the periods the new agreements are ratified. The plan amendments resulting from the December 2012 arbitration award were contingent on Canadian Pacific making plan amendments for non-union employees, and consequently were accounted for in the period Canadian Pacific made such amendments. As a result of the plan amendments, the projected benefit obligation decreased by $135 million from December 31, 2012, with a corresponding increase to Other comprehensive income and resulting in a reduction of Accumulated other comprehensive loss through the amortization of prior service credits. The prior service credits are recognized in net periodic pension expense over the remaining terms of the applicable union agreements (averaging approximately two years), and over the expected average remaining service life of non-union employees.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

9	Pensions and other benefits, continued

At the date of the plan amendments, CP has assessed the significance of such amendments to the consolidated financial statements and has determined that a remeasurement of plan assets and obligations as of the date of the above plan amendments was not warranted.

10	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at June 30, 2013 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At June 30, 2013, the Company had committed to total future capital expenditures amounting to $536 million and operating expenditures relating to supplier purchase obligations, such as locomotive maintenance and overhaul agreements, as well as agreements to purchase other goods and services amounting to approximately $1.8 billion for the years 2013-2031.

Minimum payments under operating leases were estimated at $734 million in aggregate, with annual payments in each of the five years following 2013 of (in millions): 2014 – $117; 2015 – $100; 2016 – $81; 2017 – $63; and 2018 – $52.

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three and six months ended June 30, 2013 was $nil and $1 million, respectively (three and six months ended June 30, 2012 – $1 million and $1 million, respectively). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at June 30, 2013 was $92 million (December 31, 2012 – $89 million). Payments are expected to be made over 10 years to 2023.

During the three months ended March 31, 2013, CP provided an interest free loan pursuant to a court order in the amount of $20 million to a corporation owned by a court appointed trustee to facilitate the acquisition of a building. The building will be held in trust until the resolution of legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building. If CP is successful in these proceedings, title to the building will transfer to CP with an additional payment of $20 million; otherwise the loan will be repaid.

Summary of Rail Data

Second Quarter					Year-to-date
2013	2012	Fav/(Unfav)%		Financial (millions, except per share data)	2013	2012	Fav/(Unfav)%

				Revenues
$1,458	$1,332	$126	9	Freight revenue	$2,917	$2,672	$245	9
39	34	5	15	Other revenue	75	70	5	7

1,497	1,366	131	10	Total revenues	2,992	2,742	250	9

				Operating expenses
342	366	24	7	Compensation and benefits	744	757	13	2
246	242	(4)	(2)	Fuel	516	511	(5)	(1)
58	57	(1)	(2)	Materials	130	121	(9)	(7)
44	56	12	21	Equipment rents	90	106	16	15
141	135	(6)	(4)	Depreciation and amortization	282	262	(20)	(8)
246	271	25	9	Purchased services and other	448	472	24	5

1,077	1,127	50	4	Total operating expenses	2,210	2,229	19	1

420	239	181	76	Operating income	782	513	269	52

				Less:

8	19	11	58	Other income and charges	11	32	21	66
68	69	1	1	Net interest expense	138	138	—	—

344	151	193	128	Income before income tax expense	633	343	290	85

92	48	(44)	(92)	Income tax expense	164	98	(66)	(67)

$252	$103	$149	145	Net income	$469	$245	$224	91

71.9	82.5	10.6	1,060 bps	Operating ratio (%)	73.9	81.3	7.4	740 bps

$1.44	$0.60	$0.84	140	Basic earnings per share	$2.68	$1.43	$1.25	87

$1.43	$0.60	$0.83	138	Diluted earnings per share	$2.66	$1.42	$1.24	87

				Shares Outstanding

174.9	171.1	3.8	2	Weighted average number of shares outstanding (millions)	174.6	170.8	3.8	2

176.3	172.4	3.9	2	Weighted average number of diluted shares outstanding (millions)	176.1	172.2	3.9	2

				Foreign Exchange

0.98	0.99	0.01	1	Average foreign exchange rate (US$/Canadian$)	0.99	0.99	—	—

1.02	1.01	0.01	1	Average foreign exchange rate (Canadian$/US$)	1.01	1.01	—	—

Summary of Rail Data (Page 2)

Second Quarter					Year-to-date
2013	2012	Fav/(Unfav)%			2013	2012	Fav/(Unfav)%

				Commodity Data

				Freight Revenues (millions)
$282	$233	$49	21	- Grain	$596	$521	$75	14
144	148	(4)	(3)	- Coal	293	285	8	3
163	150	13	9	- Fertilizers and sulphur	315	276	39	14
379	306	73	24	- Industrial and consumer products	751	604	147	24
106	116	(10)	(9)	- Automotive	203	221	(18)	(8)
53	48	5	10	- Forest products	106	98	8	8
331	331	—	—	- Intermodal	653	667	(14)	(2)

$1,458	$1,332	$126	9	Total Freight Revenues	$2,917	$2,672	$245	9

				Millions of Revenue Ton-Miles (RTM)
7,683	6,712	971	14	- Grain	16,113	15,312	801	5
5,316	5,329	(13)	—	- Coal	10,956	10,534	422	4
5,606	5,617	(11)	—	- Fertilizers and sulphur	10,558	9,659	899	9
9,414	7,020	2,394	34	- Industrial and consumer products	18,950	14,056	4,894	35
629	658	(29)	(4)	- Automotive	1,233	1,317	(84)	(6)
1,267	1,169	98	8	- Forest products	2,490	2,384	106	4
6,076	6,054	22	—	- Intermodal	11,854	12,108	(254)	(2)

35,991	32,559	3,432	11	Total RTMs	72,154	65,370	6,784	10

				Freight Revenue per RTM (cents)
3.67	3.47	0.20	6	- Grain	3.70	3.40	0.30	9
2.70	2.78	(0.08)	(3)	- Coal	2.67	2.71	(0.04)	(1)
2.91	2.67	0.24	9	- Fertilizers and sulphur	2.98	2.86	0.12	4
4.03	4.36	(0.33)	(8)	- Industrial and consumer products	3.97	4.30	(0.33)	(8)
16.87	17.63	(0.76)	(4)	- Automotive	16.46	16.78	(0.32)	(2)
4.20	4.11	0.09	2	- Forest products	4.26	4.11	0.15	4
5.44	5.47	(0.03)	(1)	- Intermodal	5.51	5.51	—	—

4.05	4.09	(0.04)	(1)	Total Freight Revenue per RTM	4.04	4.09	(0.05)	(1)

				Carloads (thousands)
103	91	12	13	- Grain	211	201	10	5
75	82	(7)	(9)	- Coal	156	160	(4)	(3)
54	54	—	—	- Fertilizers and sulphur	103	96	7	7
130	113	17	15	- Industrial and consumer products	257	228	29	13
38	42	(4)	(10)	- Automotive	73	84	(11)	(13)
18	16	2	13	- Forest products	36	34	2	6
250	248	2	1	- Intermodal	491	499	(8)	(2)

668	646	22	3	Total Carloads	1,327	1,302	25	2

				Freight Revenue per Carload
$2,733	$2,560	$173	7	- Grain	$2,821	$2,592	$229	9
1,921	1,805	116	6	- Coal	1,878	1,781	97	5
3,020	2,778	242	9	- Fertilizers and sulphur	3,043	2,875	168	6
2,923	2,708	215	8	- Industrial and consumer products	2,923	2,649	274	10
2,759	2,762	(3)	—	- Automotive	2,781	2,631	150	6
2,998	3,000	(2)	—	- Forest products	2,944	2,882	62	2
1,323	1,335	(12)	(1)	- Intermodal	1,331	1,337	(6)	—

$2,183	$2,062	$121	6	Total Freight Revenue per Carload	$2,198	$2,052	$146	7

Summary of Rail Data (Page 3)

Second Quarter					Year-to-date
2013	2012(1)	Fav/(Unfav)%			2013	2012(1)	Fav/(Unfav)%

				Operations Performance

67,232	60,926	6,306	10	Freight gross ton-miles (millions)	134,910	123,614	11,296	9
9,645	9,681	36	—	Train miles (thousands)	19,639	20,023	384	2
7,471	6,690	781	12	Average train weight - excluding local traffic (tons)	7,337	6,550	787	12
6,444	5,955	489	8	Average train length - excluding local traffic (feet)(2)	6,369	5,853	516	9
24.1	23.7	0.4	2	Average train speed - AAR definition (mph)	24.2	24.5	(0.3)	(1)
16.1	18.0	1.9	11	Average terminal dwell - AAR definition (hours)	15.7	17.7	2.0	11
222.2	194.2	28.0	14	Car miles per car day	222.1	201.2	20.9	10

218.0	164.7	53.3	32	Locomotive productivity (daily average GTMs/active HP)	211.5	169.7	41.8	25

1.05	1.14	0.09	8	Fuel efficiency(3)	1.09	1.19	0.10	8
69.8	68.8	(1.0)	(1)	U.S. gallons of locomotive fuel consumed (millions)(4)	145.6	145.4	(0.2)	—
3.45	3.49	0.04	1	Average fuel price (U.S. dollars per U.S. gallon)	3.50	3.49	(0.01)	—

15,471	17,327	1,856	11	Total employees (average)(5)(6)	15,196	16,999	1,803	11
15,355	17,998	2,643	15	Total employees (end of period)(5)	15,355	17,998	2,643	15
16,053	19,505	3,452	18	Workforce (end of period)(7)	16,053	19,505	3,452	18

				Safety

1.35	1.31	(0.04)	(3)	FRA personal injuries per 200,000 employee-hours	1.51	1.24	(0.27)	(22)
1.78	1.43	(0.35)	(24)	FRA train accidents per million train-miles	1.91	1.51	(0.40)	(26)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)

Incorporates a new reporting methodology where average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.

(3)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(4)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(5)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(6)	2012 average number of employees has been adjusted for the strike.
(7)	Workforce is defined as total employees plus part time employees, contractors, and consultants.